Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

The following communication was first made available on July 17, 2024.

Infinera Employees Additional Q&A

Q45. What happens to any accrued PTO hours in Workday?

a.	There is no change to accrued PTO hours prior to the closing of the transaction.

b.	It is currently expected that, after the closing, any accrued PTO will be preserved and recognized by Nokia. The specifics of how that will occur will be communicated as we get closer to closing.

Q46. How should Infinera employees engage with Nokia employees in normal business activities, such as on standards bodies, joint company demos, or interoperability activities?

a.

Infinera and Nokia continue to work as independent companies. Infinera employees may continue any interactions with Nokia that they would have as part of the normal course of business, including at standards bodies, provided they do not deepen discussions or do any coordination of positions or approaches. It is business as usual.

Q47. Will I really be able to exchange 100% of my INFN shares for Nokia shares, or is there a limit of 30% on each shareholder?

a.	In the transaction, no more than 30% of the total consideration will be in the form of Nokia shares.

b.	The exact number of Nokia shares to be issued will depend on the elections made by all shareholders.

c.	If necessary, each shareholder will have their election to receive Nokia shares cut back to ensure that the 30% cap is not exceeded.

d.

As an individual shareholder electing to receive Nokia shares, it is possible that you could receive more than 30% of the consideration owed to you in the form of Nokia shares. If you elect to receive Nokia shares in the transaction, the final portion of the deal consideration owed to you in the form of Nokia shares will depend on the elections made by all other Infinera shareholders. The final results of those elections will not be known until close to the closing of the transaction.

Q48. The press release for the acquisition talks about various exchange ratios for the Nokia shares to be received in the transaction. Are these ratios fixed or do they change with the relative share prices?

a.	The share exchange ratios provided in publicly filed documents are fixed.

Q49. What will be the tax implications for me if I have shares of Infinera stock that are exchanged at the closing, and will the implications be different depending on whether I elect to receive Nokia shares instead of cash?

a.	Everyone’s tax circumstances are different, and you should speak with your own tax advisor about the tax implications of the transaction to you based on your personal circumstances.

Q50. When will I get more information about Nokia’s employee and compensation policies and benefits packages?

a.	We will provide more details on these policies and packages as we get closer to closing.

Q51. May I use a Nokia facility to host a meeting or for office space?

a.	No. Infinera and Nokia continue to operate as separate, independent companies.

Q52. I am interested to know what it is like to work at Nokia. Does Infinera encourage inter-company discussions between employees of Infinera and Nokia?

a.	No. Infinera and Nokia continue to operate as separate, independent companies. We do not encourage discussions with Nokia employees except as part of normal course business activities.

Additional Information and Where to Find It; Participants in the Solicitation

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatem entdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially. Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.